June 12, 2018

F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

       Re: I-AM Capital Acquisition Company
           Preliminary Proxy Statement on Schedule 14A
           Filed May 16, 2018
           File No. 001-38188

Dear Mr. Cherian:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note the disclosure in your registration statement on Form S-1 (333-219251), declared effective on August 16, 2017, that you will "only complete [a] business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not be required to register as an investment company under the Investment Company
      Act." Please provide analyses as to (i) why you believe that the proposed business combination transaction satisfies the conditions of an initial business combination, as described in your registration statement on Form S-1 and (ii) why you believe that the proposed business transaction will not cause your company to become an investment company pursuant to the Investment Company Act of 1940, including why you believe
 F. Jacob Cherian
FirstName LastNameF. Jacob Cherian
I-AM Capital Acquisition Company
Comapany NameI-AM Capital Acquisition Company
June 12, 2018
June 12, 2018 Page 2
Page 2
FirstName LastName
         that you may satisfy the exemption in Rule 3a-2 under the Investment Company Act.
2. Please revise to include the financial statements for I-AM Capital Acquisition Co.
         pursuant to Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to do so.
Questions and Answers About the Proposals
What interests do I-AM Capital's current officers and directors have in the Transaction, page 4

3. Please expand this question and answer to address the compensation, if any, that your
         CEO and CFO will receive in connection with their roles as board members of Smaaash.
4. Please expand this answer or include an additional question and answer to address the effect that failing to approve the transaction could have upon the Sponsor and the company's directors and officers. In this regard, we note your disclosure on pages 26 and
         27 that, if the transaction is not approved, the securities held by the Sponsor will likely become worthless and your disclosure on page 78 that all of your executive officers and two of your directors, Mr. Cherian who serves as CEO and one of your directors and Mr.
         Kanuga who serves as your CFO, Secretary and one of your directors, are managers and members of your Sponsor.
Summary of the Proxy Statement
Reasons for the Transaction, page 10

5. Please disclose here and in your discussion of the board's reasons for approval of the business combination on page 48, the negative factors the company considered regarding this transaction, including its less than majority equity position in Smaaash, the possibility that the company will become an investment company pursuant to the Investment
         Company Act of 1940, and Smaaash's losses, which have increased from the fiscal year ended March 31, 2017 to the nine month period ended December 31, 2017. Risk Factors
Risks Related to Smaaash
Smaaash relies on certain data from third parties, page 22

6. Please clarify what you mean by your statement on page 22 that "Smaaash may not have stated or compiled on the same basis or with the same degree of accuracy, as the case may be, elsewhere." Please also clarify that you are responsible for both the accuracy and completeness of the disclosure that appears in your document and that investors are entitled to rely on the disclosure provided in your proxy statement. In addition, please revise the introductory paragraph to your "Industry Overview" section to clarify that you believe the information to be accurate and complete, and, remove the disclosure that "investment decisions should not be based on such information."
 F. Jacob Cherian
FirstName LastNameF. Jacob Cherian
I-AM Capital Acquisition Company
Comapany NameI-AM Capital Acquisition Company
June 12, 2018
June 12, 2018 Page 3
Page 3
FirstName LastName
Risks Related to I-AM Capital and the Transaction, page 25

7. We note that in connection with the transaction, Smaaash has granted you an exclusive right to establish and operate Smaaash centers and a license to use the products and other services developed by Smaaash with respect to the Smaaash centers in North America and
         South America. Please revise to include risk factors that address the risks associated with your company operating Smaaash centers in North and South America, including the experience of your officers and directors in operating a business in this industry and the fact that all of the remaining funds in the treasury account will be used to purchase a minority interest in Smaaash.
Special Meeting of I-AM Capital Stockholders
Redemption Rights, page 38

8. You state that in no event will you redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001 immediately prior to the investment.
         Please explain what will happen in the event you receive sufficient redemption requests to cause your net tangible assets to be less than $5,000,001.
Proposal No 1 - The Business Combination Proposal
Master Franchise Agreement, page 44

9. Please disclose the initial lump sum amount that Smaaash will pay to I-AM Capital to set up Smaaash centers, how many centers Smaaash has committed to fund, who will bear the costs of operating the centers and the commission that I-AM Capital will earn for operation of the Smaaash centers. In addition, add a section to your proxy statement to disclose your future plans for your business, including, for example, any plans regarding the opening of Smaaash centers pursuant to the Master Franchise Agreement. Discuss the estimated cost of opening a Smaaash center beyond the Smaash lump sum commitment, the estimated time required to open a Smaaash center, the personnel and other infrastructure required to operate a Smaaash center, the regulations that will apply to the opening and operations of the Smaaash centers, the risks related to opening and operating
         Smaaash centers in North and South America, and, if known, a description of the Smaash centers you intend to open, including the size and locations of the centers as well as the services and entertainment you intend to provide at the Smaaash centers.
10. In your description of your future business plans, please disclose how you intend to finance the growth of your operations. Please also explain how your investment in
         Smaaash will impact your plans and operations and discuss how the performance of
         Smaaash will impact your business and financial results.
Master Distribution Agreement, page 45

11. Please disclose when you plan to negotiate the price payable by Smaaash for the distribution of its products. In addition, in connection with your discussion of your plans
 F. Jacob Cherian
FirstName LastNameF. Jacob Cherian
I-AM Capital Acquisition Company
Comapany NameI-AM Capital Acquisition Company
June 12, 2018
Page 4
June 12, 2018 Page 4
FirstName LastName
         to open and operate Smaaash centers, please disclose your plans, if any, for the distribution of products pursuant to the Master Distribution Agreement, including, the risks of distribution of such products and the regulations associated with the distribution of such products.
Background of the Transaction, page 45

12. We note your disclosure on page 47 that "Mr. Kanuga also deliberated with, a unicorn technology firm (ecommerce firm)." Please briefly describe why you chose not to pursue a business transaction with this company. In addition, please briefly describe why you chose not to pursue a business combination with Target 2 or the technology services company based out of Philadelphia.
13. Please revise your disclosure on page 48 to describe the negotiations regarding the key terms of the Subscription Agreement and related agreements with Smaaash so that investors understand how the parties arrived at the key terms of the transaction, including the price of the securities and Mr. Cherian's and Mr. Kanuga's positions as board members of Smaaash as well as the terms of the franchisee and distribution agreements.
Certain Benefits of I-AM Capital's Directors and Officers and Others in the Business
Combination, page 48

14. We note your disclosure on page 49 that states the interests of your directors and officers includes "the continuation of F. Jacob Cherian and Suhel Kanuga, executive officers and directors of I-AM Capital, as directors, but not as officers, of Smaaash." Please revise to clarify, if true, the Mr. Cherian and Mr. Kanuga are not now, and have never been, officers or directors of Smaaash.
Management
Directors and Executive Officers, page 71

15. Please revise the business experience disclosure regarding Mr. Cherian and Mr. Kanuga to disclose their positions as members and managers of your Sponsor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 F. Jacob Cherian
I-AM Capital Acquisition Company
June 12, 2018
Page 5

        You may contact Amy Geddes at 202-551-3304 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.

FirstName LastNameF. Jacob Cherian
Comapany NameI-AM Capital Acquisition Company
                                                        Division of Corporation
Finance
June 12, 2018 Page 5                                    Office of
Transportation and Leisure
FirstName LastName